Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	Lotus Technologies, Inc. — Santa Clara, California

2.	IRPC, Inc. — Santa Clara, California

3.	DeltaNu, Inc. — Laramie, Wyoming

4.	Northern Acquisition Corporation, dba Creative Display Systems — Carlsbad, California

5.	Intevac Foreign Sales Corporation — Barbados

6.	Intevac Asia Private Limited — Singapore

7.	Intevac Malaysia Sdn Bhd — Malaysia

8.	Intevac Limited — Hong Kong

9.	Intevac (Shenzhen) Co. Ltd — China

10.	IVAC Co. Ltd — Korea

11.	Intevac Japan Kabushiki Kaisha (KK) — Japan